UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

THE BABCOCK & WILCOX COMPANY
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of class of securities)

05615F102
(CUSIP number)

Robb A. LeMasters Blue Harbour Group, LP 646 Steamboat Road Greenwich, Connecticut 06830 (203) 422-6540
(Name, address and telephone number of person authorized to receive notices and communications)

APRIL 21, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 05615F102	13D	Page 2

1	NAME OF REPORTING PERSON:		Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,624,734
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,624,734
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,624,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.0%
14	TYPE OF REPORTING PERSON:		PN

CUSIP No. 05615F102	13D	Page 3

1	NAME OF REPORTING PERSON:		Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,624,734
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,624,734 44,734
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,624,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.0%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 05615F102	13D	Page 4

1	NAME OF REPORTING PERSON:		Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,624,734
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,624,734
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,624,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.0%
14	TYPE OF REPORTING PERSON:		IN

ITEM 1.  SECURITY AND ISSUER

The title and class of equity security to which this Statement on Schedule 13D relates is the common stock, par value $0.01 per share (“Common Stock”), of The Babcock & Wilcox Company, a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is 13024 Ballantyne Corporate Place, Suite 700, Charlotte, North Carolina 28277.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement on Schedule 13D is being filed by and on behalf of Blue Harbour Group, LP, a Delaware limited partnership (“Manager”), Blue Harbour Holdings, LLC, a Delaware limited liability company (“Manager GP”), and Clifton S. Robbins, a citizen of the United States of America (“Mr. Robbins”).  Manager, Manager GP and Mr. Robbins are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal office of Manager and Manager GP is 646 Steamboat Road, Greenwich, Connecticut 06830, and Mr. Robbins’ business address is c/o Manager at the foregoing address.  Mr. Robbins is the Chief Executive Officer of Manager.

Manager is principally involved in the business of providing investment advisory and investment management services.  Manager GP is principally involved in the business of serving as the general partner of Manager.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 6,624,734 shares of Common Stock reported herein by the Reporting Persons were acquired by the Manager, for an aggregate purchase price of approximately $222,422,314 (excluding brokerage commissions).  The shares of Common Stock that are reported on this Statement on Schedule 13D were acquired with working capital of the Manager, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Company’s Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Company at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Company’s operations, business strategy or prospects, or from a sale or merger of the Company.

To evaluate such alternatives, the Reporting Persons will routinely monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

Consistent with its investment research process, the Reporting Persons have engaged and may continue to engage in communications regarding such matters with members of management and the Board of Directors of the Company, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons modifying their ownership of securities of the Company, exchanging information with the Company pursuant to appropriate confidentiality or similar agreements, proposing changes in the Company’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Company or dispose of all the securities of the Company beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Mr. Robbins presented the Company at the Active-Passive Investor Summit on April 22, 2014.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  As of the date of this Statement the Reporting Persons beneficially own an aggregate of  6,624,734  shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Manager, Manager GP, and Mr. Robbins, and which represent approximately 6.0% of the outstanding shares of Common Stock.  All percentages set forth in this paragraph are based on 110,500,510 shares of Common Stock outstanding as of March 20, 2014, as set forth in the Company’s definitive proxy statement filed on Schedule 14A with the Securities and Exchange Commission on March 28, 2014.

For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, Manager, Manager GP and Mr. Robbins may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons.  Each of Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes.

(c)              Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)              Not applicable.

(e)              Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1	Agreement as to Joint Filing of Schedule 13D, dated May 1, 2014, by and among Manager, Manager GP and Mr. Robbins

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2014

BLUE HARBOUR GROUP, LP

By:		Blue Harbour Holdings, LLC, its general partner

	By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR HOLDINGS, LLC

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

By:	/s/ Clifton S. Robbins
Clifton S. Robbins

Schedule I

Transactions in Shares of Common Stock by Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock	Price Per Share*
Manager	3/3/2014	Purchase	17,000	32.65
Manager	3/4/2014	Purchase	225,000	33.13
Manager	3/5/2014	Purchase	216,484	33.09
Manager	3/6/2014	Purchase	146,702	33.04
Manager	3/7/2014	Purchase	800	33.10
Manager	3/10/2014	Purchase	127,300	33.40
Manager	3/11/2014	Purchase	131,200	33.12
Manager	3/12/2014	Purchase	93,294	32.92
Manager	3/17/2014	Purchase	115,500	32.99
Manager	3/20/2014	Purchase	140,000	32.65
Manager	3/21/2014	Purchase	281,260	32.80
Manager	3/24/2014	Purchase	150,000	32.85
Manager	3/25/2014	Purchase	50,000	32.78
Manager	3/26/2014	Purchase	52,250	32.80
Manager	3/27/2014	Purchase	97,750	32.78
Manager	3/31/2014	Purchase	30,000	32.80
Manager	4/7/2014	Purchase	256,900	33.85
Manager	4/21/2014	Purchase	115,000	33.87
Manager	4/24/2014	Purchase	278,600	33.80
Manager	4/25/2014	Purchase	11,400	33.79
Manager	4/28/2014	Purchase	551,400	33.96
Manager	4/29/2014	Purchase	18,600	33.99
Manager	5/1/2014	Purchase	180,000	35.42

* The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices.  The price per share reported represents the weighted average price (without regard to brokerage commissions).  The applicable Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.